FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 15th of March, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	15th of March, 2006	By:	/s/ Donna Gershowitz
General Counsel

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Media Contact Information for North American Computer Products group of Arrow Electronics :	Editorial Contacts for M-Systems
Ann Shiveley	David Coates
Tel: +1-303.824.3762	Brodeur Worldwide
dcoates@brodeur.com
Tel: +1-617-587-2927

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1-212-896-1214 / 1209

NEWS RELEASE

Arrow and M-Systems Sign Distribution Agreement;

Flash Data Storage Now Available to Arrow`s OEM Customers

Englewood, CO and Sunnyvale, Calif. - (Sept. 13, 2005) - Arrow OEM Computing Solutions (OCS), the division of Arrow Electronics, Inc. [NYSE: ARW] that provides design engineering, manufacturing, system integration, supply chain management, and post-manufacturing services to industrial OEMs and intellectual property-based companies, and M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced they have signed a distribution agreement that will enable Arrow to provide embedded flash data storage products to its OEM customers in the United States and Canada.

Arrow`s OEM partners will now have access to embedded flash storage options in a variety of form factors including ruggedized flash drives and modular and onboard flash disk products.  Specifically, Arrow will offer its customers M-Systems` Fast Flash Disk (FFD(TM)) and DiskOnChip® products, as well as the ability to integrate FFD and DiskOnChip into new and existing products at its Logistics and Value-Added Center in Phoenix.

M-Systems flash data storage technology brings significant added value to a large number of vertical industries, including military, point-of-sale, telecommunications, thin clients and consumer electronics. FFD is a true drop-in replacement for mechanical hard drives, providing the ruggedness and reliability unavailable in mechanical drives. Additional advantages of M‑Systems` embedded flash drive technology include the speed of data transfer, a high degree of reliability and endurance, the ability to withstand extreme temperatures and a low total cost of ownership due to low to no maintenance requirements.

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"Today`s announcement is evidence of Arrow`s dedication to providing our customers with the highest-quality technologies from the industry`s most respected suppliers," said Steve Ramsland, vice president and general manager, Arrow OEM Computing Solutions.  "M-Systems` vertical expertise complements our own and this combined experience will clearly benefit our mutual customers."

"We are proud to be Arrow`s first and only supplier of Flash Data Storage," said Scott Deutsch, M-Systems` vice president of sales for the Americas. "Adding Arrow to our list of world-class distribution partners increases our ability to deliver reliable, high-performance products.  With their system expertise and ability to service large customers, we look forward to a prosperous relationship with Arrow for many years to come."

About the North American Computer Products group of Arrow Electronics

The North American Computer Products group of Arrow Electronics, Inc. [NYSE: ARW] is a leading distributor of enterprise and embedded computing systems to resellers and OEM customers in North America.  Based in Englewood, CO, the group is comprised of four divisions that make up Enterprise Computing Solutions (Support Net, SBM, MOCA, Enterprise Storage Solutions) and OEM Computing Solutions, which serves complex and industrial OEM customers.  Visit us at www.arrownacp.com.

Arrow Electronics is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contact	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
+1-617-587-2927	+1-212-896-1214 / 1209
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE:

M-Systems to Expand the Xkey® Product Line to Include Enterprise Software for Managing and Securing USB Flash Drives and Other Personal Storage Devices

SUNNYVALE, Calif., Sept. 30, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced that the Company has expanded its Xkey® product line to include enterprise software that allows corporate IT departments to manage and secure USB flash drives (UFDs) and other personal storage devices.

"As a leading provider of UFDs, M-Systems understands that organizations require software to effectively manage and secure usage of these devices," said Raz Rafaeli, M‑Systems` vice president of corporate solutions.  "M‑Systems is developing enterprise software and intends to partner with leading technology vendors to enhance its product offering."

M‑Systems is cooperating with ControlGuard, a leading provider of endpoint security solutions, to allow the Company to use ControlGuard`s endpoint security technology within the Xkey product line.

"Embedding ControlGuard`s technology in M-Systems` new line of products to the enterprise market is the fruit of a cooperation agreement that will potentially allow M‑Systems customers around the world to safely and efficiently monitor and control portable storage devices through our secure platform," said Israel Levy, ControlGuard`s chief executive officer.

For more information about M-Systems` Xkey product line, please visit www.m-systems.com/xkey or contact M‑Systems directly at XkeyInfo@m-systems.com.

About ControlGuard

ControlGuard is a leading provider of enterprise-grade, endpoint security systems. Banks, Security Agencies, Insurance companies and other enterprises rely on the ControlGuard software to protect thousands of endpoints across their organization from internal breach of security. The ControlGuard team has unmatched experience in enterprise security and management and is ready to help you secure your enterprise data from theft, misuse and corruption.  More information about ControlGuard is available online at www.controlguard.com.

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About Xkey

The Xkey solution allows enterprises to securely mobilize data using USB flash drives (UFDs) and other personal storage devices.  Xkey ensures that business professionals store sensitive information on secure Xkey drives, and allows IT departments to control all other removable media and centrally manage corporate-deployed UFDs. More information on Xkey is available at www.m-systems.com/Xkey

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey®  product.  More information about M‑Systems is available online at www.m-systems.com.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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